Exhibit 11
Computation of earnings per share

	Year ended December 31
	2005	2004	2003
BASIC
Income from continuing operations after income taxes	$57,199	$25,278	$18,528
Income (loss) from discontinued operations	5,928	4,281	(65)

Net income	$63,127	$29,559	$18,463

Shares:
Weighted average number of common shares outstanding	8,058,634	8,474,988	8,667,352

Basic earnings per common share:
Income from continuing operations after income taxes	$7.10	$2.98	$2.14
Income (loss) from discontinued operations	0.73	0.51	(0.01)

Net income	$7.83	$3.49	$2.13

DILUTED
Income from continuing operations after income taxes	$57,199	$25,278	$18,528
Interest expense on 4.50% Notes, net of tax	3,285	2,618	—

Income from continuing operations after income taxes	60,484	27,896	18,528
Income (loss) from discontinued operations	5,928	4,281	(65)

Net income	$66,412	$32,177	$18,463

Shares:
Weighted average number of common shares outstanding	10,578,962	10,368,058	8,766,495

Diluted earnings per common share:
Income from continuing operations after income taxes	$5.72	$2.69	$2.12
Income (loss) from discontinued operations	0.56	0.41	(0.01)

Net income	$6.28	$3.10	$2.11

Note: Dollars in thousands except per-share amounts